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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

001 750 26009510 (Common Stock)
001 750 260095DM (Class A Common Stock)
(CUSIP Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President—General Counsel
Dover Downs Gaming & Entertainment, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Timothy R. Horne
Senior Vice President—Finance, Treasurer
and Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3292

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$31,775,124	$4,026

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 2,647,927 shares of Common Stock and Class A Common Stock are purchased for $12.00 per share.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
		Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable	Filing Party: Not applicable. Date Filed: Not applicable.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This issuer Tender Offer Statement on Schedule TO relates to an offer by Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company"), to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated November 10, 2004 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer," and both of which are filed as part of Exhibit (a)(1) to this Schedule TO) up to 1,040,421 shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), and 1,607,506 shares of the Company's Class A common stock, par value $0.10 per share (the "Class A Common Stock"), in each case at a price of $12.00 per share, net to the seller in cash without interest thereon.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase in the section entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)    Name and Address.

        The information set forth in the Offer to Purchase in the sections entitled "Where You Can Find More Information" and "The Offer—Information About Dover Downs Gaming & Entertainment, Inc." is incorporated herein by reference.

  (b)    Securities.

        The information set forth in the Offer to Purchase on the cover page and in the sections entitled "Introduction" and "The Offer—Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" is incorporated herein by reference.

  (c)    Trading Market and Price.

        The information set forth in the Offer to Purchase in the section entitled "The Offer—Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)    Name and Address.

        The filing person is the Company. The information set forth in Item 2(a) of this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 4.    Terms of the Transaction.

  (a)    Material Terms.

        The information set forth in the Offer to Purchase in the sections entitled "Introduction," "The Offer-Number of Shares; Proration; Expiration Date," "The Offer-Procedures for Tendering Shares," "The Offer-Withdrawal Rights," "The Offer-Acceptance for Payment of Shares and Payment of Purchase Price," "The Offer-Extension of the Offer; Termination; Amendments," "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals," and "The Offer-U.S. Federal Income Tax Considerations" is incorporated herein by reference.

  (b)    Purchases.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (e)    Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

  (a)    Purposes.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" is incorporated herein by reference.

  (b)    Use of Securities Acquired.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" is incorporated herein by reference.

  (c)    Plans.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

  (a)    Source of Funds.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Source and Amount of Funds" is incorporated herein by reference.

  (b)    Conditions.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Conditions of the Offer" is incorporated herein by reference.

  (d)    Borrowed Funds.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

  (a)    Securities Ownership.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

  (b)    Securities Transactions.

        The information set forth in the Offer to Purchase in the section entitled "The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

  (a)    Solicitations or Recommendations.

        The information set forth in the Offer to Purchase in the sections entitled "Introduction," "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" and "The Offer-Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

  (a) and (b)    Financial Information; Pro Forma Information.

        Although not required, the Company has provided a summary of selected historical financial information and selected pro forma financial information for its most recent fiscal year and most recent fiscal quarter, and has incorporated by reference certain documents filed with the Securities and Exchange Commission, as set forth in the Offer to Purchase in Section 12, "Information About Dover Downs Gaming & Entertainment, Inc."

Item 11.    Additional Information.

  (a)    Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Purchase in the sections entitled "The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock" and "The Offer-Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (b)    Other Material Information.

        The information set forth in the Offer to Purchase in the sections entitled "The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals" and "The Offer-Information About Dover Downs Gaming & Entertainment, Inc." is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 10, 2004.
(a)(1)(ii)	Letter of Transmittal and instructions thereto.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to stockholders from Denis McGlynn, Chairman and Chief Executive Officer, Dover Downs Gaming & Entertainment, Inc., dated November 10, 2004.
(a)(1)(vii)	Letter to employees from Denis McGlynn, Chairman and Chief Executive Officer, Dover Downs Gaming & Entertainment, Inc., dated November 5, 2004.
(a)(5)(i)	Press release issued by Dover Downs Gaming & Entertainment, Inc. on November 10, 2004.
(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on November 10, 2004.

(d)(i)	Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of March 25, 2002 (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q filed on May 10, 2002).
(d)(ii)	Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of August 12, 2002 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 4, 2002).
(d)(iii)	Second Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of February 19, 2004 (incorporated herein by reference to Exhibit 10.14 to the Company's Form 10-K filed on March 9, 2004).
(d)(iv)	Third Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 8, 2004).
(d)(v)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Patrick J. Bagley dated June 16, 2004 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2004).
(d)(vi)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Klaus M. Belohoubek dated June 16, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2004).
(d)(vii)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Timothy R. Horne dated June 16, 2004 (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2004).
(d)(viii)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Melvin L. Joseph dated June 16, 2004 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2004).
(d)(ix)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Denis McGlynn dated June 16, 2004 (incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2004).
(d)(x)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Edward J. Sutor dated June 16, 2004 (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q filed on August 6, 2004).
(d)(xi)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Henry B. Tippie dated June 16, 2004 (incorporated herein by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 6, 2004).
(d)(xii)	Dover Downs Gaming & Entertainment, Inc. 2002 Stock Incentive Plan, as Amended and Restated (incorporated herein by reference to Exhibit A to the Company's 2004 Proxy Statement dated and filed on March 29, 2004).
(d)(xiii)	Rights Agreement dated as of January 2, 2002 between Dover Downs Gaming & Entertainment, Inc. and Mellon Investor Services, as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10 filed on January 16, 2002, which was declared effective on March 7, 2002).
(d)(xiv)	Stockholders Voting Agreement and Irrevocable Proxy dated as of November 9, 2004 between Henry B. Tippie and R. Randall Rollins.
(g)	Not Applicable
(h)	Not Applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
By:	/s/ Denis McGlynn Denis McGlynn President and Chief Executive Officer

Dated: November 10, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 10, 2004.
(a)(1)(ii)	Letter of Transmittal and instructions thereto.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to stockholders from Denis McGlynn, Chairman and Chief Executive Officer, Dover Downs Gaming & Entertainment, Inc., dated November 10, 2004.
(a)(1)(vii)	Letter to employees from Denis McGlynn, Chairman and Chief Executive Officer, Dover Downs Gaming & Entertainment, Inc., dated November 5, 2004.
(a)(5)(i)	Press release issued by Dover Downs Gaming & Entertainment, Inc. on November 10, 2004.
(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on November 10, 2004.
(d)(i)	Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of March 25, 2002 (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q filed on May 10, 2002).
(d)(ii)	Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of August 12, 2002 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on November 4, 2002).
(d)(iii)	Second Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of February 19, 2004 (incorporated herein by reference to Exhibit 10.14 to the Company's Form 10-K filed on March 9, 2004).
(d)(iv)	Third Amendment to Amended and Restated Credit Agreement among Dover Downs Gaming & Entertainment, Inc. and Wilmington Trust Company, as agent, dated as of November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 8, 2004).
(d)(v)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Patrick J. Bagley dated June 16, 2004 (incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2004).
(d)(vi)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Klaus M. Belohoubek dated June 16, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed on August 6, 2004).
(d)(vii)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Timothy R. Horne dated June 16, 2004 (incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q filed on August 6, 2004).
(d)(viii)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Melvin L. Joseph dated June 16, 2004 (incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q filed on August 6, 2004).
(d)(ix)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Denis McGlynn dated June 16, 2004 (incorporated herein by reference to Exhibit 10.5 to the Company's Form 10-Q filed on August 6, 2004).
(d)(x)	Employment and Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Edward J. Sutor dated June 16, 2004 (incorporated herein by reference to Exhibit 10.6 to the Company's Form 10-Q filed on August 6, 2004).

(d)(xi)	Non-Compete Agreement between Dover Downs Gaming & Entertainment, Inc. and Henry B. Tippie dated June 16, 2004 (incorporated herein by reference to Exhibit 10.7 to the Company's Form 10-Q filed on August 6, 2004).
(d)(xii)	Dover Downs Gaming & Entertainment, Inc. 2002 Stock Incentive Plan, as Amended and Restated (incorporated herein by reference to Exhibit A to the Company's 2004 Proxy Statement dated and filed on March 29, 2004).
(d)(xiii)	Rights Agreement dated as of January 2, 2002 between Dover Downs Gaming & Entertainment, Inc. and Mellon Investor Services, as Rights Agent (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10 filed on January 16, 2002, which was declared effective on March 7, 2002).
(d)(xiv)	Stockholders Voting Agreement and Irrevocable Proxy dated as of November 9, 2004 between Henry B. Tippie and R. Randall Rollins.
(g)	Not Applicable
(h)	Not Applicable

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX